FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of December 2008
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 ______________

CGGVeritas Announces the Clearance
of its Voluntary Exchange Tender Offer for Wavefield Inseis
by the Norwegian Competition Authority
Paris, December 5, 2008
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today the clearance by the Norwegian Competition Authority relating to its voluntary exchange tender offer for Wavefield Inseis (OSE: WAVE).
On November 10, 2008, CGGVeritas announced its voluntary exchange tender offer for 100% of the shares of Wavefield Inseis. On November 26, 2008, CGGVeritas received approval of its offer document for the voluntary exchange tender offer for Wavefield Inseis ASA by the Oslo Stock Exchange. The clearance by the Norwegian Competition Authority satisfies one of the conditions of the transaction.
The Offer Document, as approved by the Oslo Stock Exchange, is available on the CGGVeritas website (www.cggveritas.com) and free of charge from the following address:
CGGVeritas
Tour Maine Montparnasse
33, avenue du Maine
BP191
75755 Paris Cedex 15
France
The press releases dated November 10 and 26, 2008 announcing the offer and its approbation by the Oslo Stock Exchange are also available on our website.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
Disclaimer
This press release contains forward-looking statements, including, without limitation, statements about CGGVeritas (“the Company”) plans, strategies and prospects and the potential combination with Wavefield Inseis ASA discussed herein. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, the Company’s actual results may differ materially from those that were expected. The Company based these forward-looking statements on its current assumptions, expectations and projections about future events. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it is very difficult to predict the impact of known factors and it is impossible for us to anticipate all factors that could affect our proposed results. In particular there can be no assurance as to the consummation or timing of the acquisition or the realization of any synergies. All forward-looking statements are based upon information available to the Company as of the date of this document. Important factors that could cause actual results to differ materially from management’s expectations are disclosed in the Company’s periodic reports and registration statements filed with the SEC and the AMF. Investors are cautioned not to place undue reliance on such forward-looking statements.
The Offer is made for the shares of Wavefield, a company organised under the laws of the Kingdom of Norway, and is subject to the laws of the Kingdom of Norway. The Offer is being made in reliance on the exemption from certain requirements of Regulation 14E of the U.S. Securities Exchange Act of 1934 provided by Rule 14d-1(c) thereunder and in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933 provided by Rule 802 thereunder. The Offer is subject to disclosure requirements and takeover laws and regulations of the Kingdom of Norway that may be quite different from those of the United States. The financial statements of Wavefield included in the Offer Document, have been prepared in accordance with International Financial Reporting Standards and are not comparable to the financial statements of United States companies. It may be difficult for investors to enforce their rights and any claim they may have arising under U.S. securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. Neither the U.S. Securities and Exchange Commission (SEC) nor the securities commission of any state in the United States has approved or disapproved of the Offer, passed upon the merits or fairness of the Offer or passed upon the adequacy or accuracy of the disclosure in the Offer Document. Any representation to the contrary is a criminal offence in the United States.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: December 5, 2008

By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Communication and Audit